FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 18 February 2019

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the 'Company')
Shares sold to meet tax liabilities

Following the vesting of awards granted in 2016 under the GlaxoSmithKline 2009 Performance Share Plan on 14 February 2019 and as notified on 15 February 2019, the notifications that follow reflect changes in the interests of Persons Discharging Managerial Responsibilities ('PDMRs') in Ordinary Shares and in American Depositary Shares ('ADSs') of the Company arising from the sale of Ordinary Shares or ADSs to meet tax liabilities.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The sale of Ordinary Shares to meet tax liabilities for the vesting of awards granted in 2016 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.8462	66,159
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R G Connor
b)	Position/status	President, Global Vaccines
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The sale of Ordinary Shares to meet tax liabilities for the vesting of awards granted in 2016 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.8462	38,633
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr J Ford
b)	Position/status	SVP & General Counsel
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	GlaxoSmithKline plc American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	The sale of ADSs to meet tax liabilities for the vesting of awards granted in 2016 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$41.1716	2,311
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics & Compliance
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The sale of Ordinary Shares to meet tax liabilities for the vesting of awards granted in 2016 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.8462	15,937
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr B McNamara
b)	Position/status	CEO, Consumer Healthcare
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	GlaxoSmithKline plc American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	The sale of ADSs to meet tax liabilities further to the vesting of awards granted in 2016 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$41.1716	16,675
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D S Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The sale of Ordinary Shares to meet tax liabilities for the vesting of awards granted in 2016 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.8462	28,009
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Simard
b)	Position/status	President, Pharma Supply Chain
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary Shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The sale of Ordinary Shares to meet tax liabilities for the vesting of awards granted in 2016 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.8462	3,873
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms C Thomas
b)	Position/status	SVP, Human Resources
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The sale of Ordinary Shares to meet tax liabilities for the vesting of awards granted in 2016 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.8462	35,253
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P C Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The sale of Ordinary Shares to meet tax liabilities for the vesting of awards granted in 2016 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.8462	20,283
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mrs V A Whyte
b)	Position/status	Company Secretary
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The sale of Ordinary Shares to meet tax liabilities for the vesting of awards granted in 2016 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.8462	3,873
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 18, 2019

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc